EXHIBIT 99.1
NewsRelease

TransCanada Releases 2012 Annual Report to Shareholders and Financial Disclosure Documents Available Online

CALGARY, Alberta- February 13, 2013 - TransCanada Corporation's (TSX, NYSE: TRP) (TransCanada) 2012 Annual Report to shareholders is now available online at www.transcanada.com.  It contains the Consolidated Financial Statements and accompanying notes for the year ended December 31, 2012 as well as the related Management's Discussion and Analysis (MD&A).

TransCanada's Annual Information Form and Form 40-F are also available on TransCanada's website. All of the documents (other than the Form 40-F) have been filed with the relevant securities regulators on the Canadian Securities Administrators' website at www.sedar.com (SEDAR). The Form 40-F was filed on the EDGAR section of the U.S. Securities and Exchange Commission's website at www.sec.gov.

Copies of these documents are available in the Investor Centre section of the TransCanada website at www.transcanada.com. Any shareholder wishing to receive a paper copy of the Consolidated Financial Statements may obtain one free of charge upon request by contacting TransCanada's Corporate Secretary at 1.800.661.3805.

The Notice of Annual Meeting of Shareholders and Management Proxy Circular will be available on the TransCanada website and filed on SEDAR in early March and will be mailed with the 2012 Annual Report to TransCanada's common shareholders beginning in mid March, as required.

TransCanada's Annual Meeting of Shareholders will be held at 10 a.m. (MDT) on April 26, 2013, at the BMO Centre in Calgary, Alberta.

TransCanada's wholly owned subsidiary, TransCanada Pipelines Limited (TCPL), intends to file its annual disclosure documents with securities regulators in Canada and the United States and post its documents online at www.transcanada.com before the end of February. The print version of TCPL's Consolidated Financial Statements and MD&A will be mailed to TCPL's preferred shareholders in late March, as required.

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada or http://blog.transcanada.com.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "will" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future financial and operation plans and outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made. Readers are cautioned not to place undue reliance on this forward-looking information. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada's Management's Discussion and Analysis filed February 13, 2013 under TransCanada's profile on SEDAR at http://www.sedar.com/ and other reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission.

TransCanada Media Enquiries:
Shawn Howard/Grady Semmens
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522